January 6, 2025

<u>VIA E-MAIL</u>

Ms. Lisa M. Henry, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600


Re: AMG Pantheon Infrastructure Fund, LLC (the "Fund")
File Nos. 333-283670 and 811-24032


Dear Ms. Henry:

On December 6, 2024, you filed a registration statement on Form N-2 on behalf of AMG Pantheon Infrastructure Fund, LLC (the "Fund") to register Units of the Fund. Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Please note that we may have more comments after reviewing your responses. All references to page numbers in this letter refer to the pagination of the registration statement.

PROSPECTUS

COVER PAGE, Pages 1-3

1. **Page 1** references three separate classes of Units of the Fund that will be offered. Later in the registration statement on **Page 16**, you state that the Adviser and "certain Funds" have obtained exemptive relief to operate a multi-class closed-end Fund. Please identify the exemptive order by Investment Company Act Release Number that permits this Fund to offer multiple classes of shares.
2. Please add to the second sentence of the first page that the Fund will also make periodic repurchases of its Units subject to certain conditions. *See,* Item 1.b of Form N-2.
3. The fifth sentence of the first paragraph on **Page 1** states that the Fund "intends to make investments in equity interests" across a wide variety of infrastructure

investments which is then defined as "Infrastructure Assets". The Fund's 80% investment policy is then defined by reference to investments in "Infrastructure Assets." Please clarify whether the Fund intends to invest in debt securities of companies, or private funds, in the infrastructure sector.

4. Please explain supplementally to the staff whether the private investment funds referenced in the seventh sentence of the first paragraph on **Page 1** refer to private funds relying on the exemptions in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 ("1940 Act"). If so, registered closed-end funds that invest more than 15% of their net assets in hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it would be appropriate for the Fund to offer shares without imposing these limitations. The staff could have additional comments after reviewing your response.

5. **Page 2** contains a statement that purchasers of the Units will become bound by the terms and conditions of the limited liability company agreement ("Agreement"). Please add disclosure to this statement "as described in this registration statement" at the end of this sentence and add a cross reference to the section of the registration statement that discusses the pertinent provisions of this Agreement and the By-Laws.

6. Please add a bullet to the Cover Page risk disclosure on Page 2 that states "An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [___]% for sales load and offering expenses, you must experience a total return on your net investment of [___]% in order to recover these expenses."

7. Please add a cross reference to the last bullet point on **Page 2** to those sections of the Prospectus that discuss the Fund's repurchase policies and attendant risks.

8. The third paragraph on **Page 3** discusses generally the Fund's repurchase policy. Please also disclose on the Cover Page the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the Fund's initial repurchase offer.

SUMMARY OF TERMS, Pages 5-25

9. The summary should be a clear and concise description of the key features of the Fund devoid of technical jargon with excessive detail discussed in Item 8 with cross references to the applicable sections of the registration statement that discuss items in more detail to ensure that other disclosure, such as the fee table is not obscured by lengthy summary disclosure. *See* Form N-2, Part A: The Prospectus. Examples of summary sections with excessive detail and/or technical jargon better covered in Item 8 include, but is not limited to:

    (a) The section entitled **"Investment Objective and Strategies"** on **Pages 5-7** includes excessive detail, including undefined terms (*e.g.* club deal, continuation vehicle), a non-exhaustive list, but not a comprehensive definition, of infrastructure assets, as well as permissive, but non-principal investment strategies including descriptions of investments in two different subsidiaries;

    (b) The summary section also includes another section entitled **"Investment Strategies"** on **Pages 7-11** that also goes into further descriptions of the investment process and other allocation methodology that can be summarized with cross references to the Item 8 discussion of the Fund's principal and non-principal investment strategies; the discussion also contains further undefined terms (*e.g.*, J-curve) that is more appropriately discussed in Item 8; and

    (c) The summary section contains a section entitled **"The Fund"** on **Page 5** and another section entitled "**The Fund**" on **Page 7**. The section on **Page 7** contains the statement that the Fund has "features" of a closed-end investment company that conflicts with the description on **Page 5** that the Fund is a closed-end fund. Please reconcile the disclosure in these two sections and consider consolidating.

10. The final paragraph of the section entitled **"Investment Objective and Strategies"** on **Page 7** references an exemptive order received by the Adviser that allows certain Funds advised by the Adviser to make co-investments with affiliates. Please identify to the staff by Investment Company Act Order No. the exemptive order that allows this Fund to co-invest with certain affiliates.

11. In the first paragraph of the section entitled "*Secondary Investments*" on **Page 8,** we note that the Fund will be making unfunded commitments to invest in private investment funds. Please supplementally explain if the Fund will treat its unfunded commitments as senior securities under Section 18(g) of the 1940 Act. If the Fund has unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to fund its future unfunded investment commitments.

12. The registration statement identifies various types of pooled investment vehicles (including "private investment funds", "vehicles", and "continuation vehicles") that the Fund may invest in, without specifically defining these vehicles. Please specifically define each type of pooled investment vehicle the Fund may invest in, including whether the pooled investment vehicle is relying upon an exclusion from the investment company definition under the 1940 Act. For example, the last paragraph of the section entitled *"Secondary Investments"* on **Page 8,** references continuation vehicles. Please disclose and supplementally explain if these "continuation vehicles" are funds relying on the exclusions under Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Please use consistent terminology to describe these pooled investment vehicles throughout the registration statement.

13. In the section entitled *"Co-Investments"* on **Page 8,** please clarify and consider grouping these with *"Direct Investments"* on **Page 9** as they both involve direct investments in securities issued by portfolio companies rather than investments in private funds.

14. The final paragraph on **Page 9** that carries over to **Page 10** discusses the Asset Coverage Requirement. As this does not relate to a key feature of the Fund, consider moving this disclosure to Item 8 and discuss there the requirements for borrowing versus for derivatives.

15. The first full paragraph on **Page 9** discusses how the Adviser will diligence Private Infrastructure Assets. In an appropriate place in the Registration Statement, please disclose how the Adviser considers "risk management" and "operational resilience".

16. The first sentence on **Page 11** states that the "Adviser may invest the Fund's assets in Private Infrastructure Investments or Infrastructure Assets that engage in investment strategies other than those described in this Prospectus . . .." Please supplementally explain if this applies to investments that fall under the Fund's 80% policy, and if so, please supplementally explain how this complies with rule 35d-1. If the disclosure is referring to non-principal investments or temporary defensive measures, then please revise the disclosure accordingly.

17. The final sentence before the section entitled **"Borrowing"** on **Page 11** states that the "[p]rivate Infrastructure Investments are not subject to the Fund's investment restrictions and are generally subject to few investment limitations" and follows a paragraph on Subchapter M. Please explain supplementally to the staff what this sentence means and whether it is solely related to Subchapter M requirements. If not, please consider adding this to a risk section about the risks of investing in private funds or remove this from the summary section and describe in greater detail in Item 8.

18. The section entitled **"Potential Benefits of Investing in the Fund"** on **Page 12** discusses potential benefits of investing in the Fund without clear disclosure about the risks of investing in the Fund. The Synopsis should be a clear and concise summary of the key features of the Fund and Registrant. To balance out this discussion if left in the Summary, please add a section detailing the material risks of investing in this Fund immediately following this section. The potential risks of investing in this Fund are currently spread out throughout different parts of the Summary, including the final paragraph in the section entitled **"The Offering"** on **Page 13**, and the section entitled **"Risk Factors"** on **Pages 19 – 25**.

19. The Registration Statement refers to two subsidiaries (each a "Subsidiary", and collectively, "Subsidiaries") in the Summary and Item 8 and discloses at times that these subsidiaries are wholly owned (*e.g.*, Page 6 of the Summary). The second

sentence of the section entitled **"Management Fee"** on **Page 14** and elsewhere in the Registration Statement, discloses that the Fund bears a proportionate share of the investment management fee paid by each Subsidiary. In connection with the Fund's use of Subsidiaries:

(a) Please explain or confirm supplementally to the staff the following:

    i. Confirm if each Subsidiary is wholly owned and, if not, please disclose supplementally whether the Fund primarily controls the subsidiary;

    ii. If the subsidiaries are wholly owned, please explain to the staff why the Fund would only bear a proportionate share of the investment management fee paid by each Subsidiary;

    iii. whether the financial statements of the wholly owned Subsidiary will be consolidated with those of the Fund. If not, please explain why not;

    iv. Confirm that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

(b) Please disclose the following points in an appropriate place in the Registration Statement:

    i. that "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund;

    ii. that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

    iii. that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18;

    iv. that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement of the Fund. If the same person is the Adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined;

      v.   that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

      vi.   any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

      vii.   the wholly-owned Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly-owned subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table; and

      viii.   Funds that invest only through wholly-owned subsidiaries should disclose that the Fund does not or does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

20. The synopsis should contain a clear and concise description of the key features of the Expense Limitation and Reimbursement Agreement on **Pages 15 -16** of the Summary with cross references to the more detailed description contained in Item 8.

21. The section entitled **"Risk Factors"** on **Pages 19- 25** of the Summary, should be a clear and concise description of the material risks of the Fund with cross references to the more detailed risk disclosure contained **on Pages [__]- [__]** of Item 8. As referenced in Comment 18, if the section entitled "Potential Benefits of Investing in the Fund" is retained in the Summary, the material risks of investing in the Fund also should be moved to appear immediately after that section for a balanced presentation of the potential benefits of investing in the Fund.

22. The last paragraph of the section entitled **"Additional Information About the Fund"** on **Page 25** contains disclaimers about the effect of the Prospectus and Registration Statement creating no contract or conferring any right not explicitly conferred by state or federal securities laws that cannot be waived. Please add a cross-reference to the section of the Registration Statement describing the Limited Liability Agreement and By-Laws that may limit an investor's rights or attempt to waive any such right conferred under state or federal securities laws.

SUMMARY OF FUND EXPENSES, PAGES 26-28

23. The Summary of Fund Expenses on **Page 26** states that Annual Expenses are presented as a "percentage of average net assets attributable to Units". Please revise "Units" to "common shares". *See* Item 3.

24. If the Fund intends to borrow the first year of operation, then please disclose interest on borrowed monies in the Summary of Fund Expenses. *See* Item 3.1, Instruction 8.

25. Footnote 7 of the **Summary of Fund Expenses** on **Page 27** states that the Expense Limitation and Reimbursement Agreement can be terminated upon mutual agreement of the Adviser and the Board. Please revise to state that the Expense Limitation and Reimbursement Agreement may only be terminated during the first year after effectiveness of the Registration Statement by the Board, or otherwise remove the fee waiver from the Summary of Fund Expenses table and instead discuss under Item 18.

USE OF PROCEEDS, PAGE 29

26. Please explain supplementally to the staff whether the Adviser anticipates that it could take longer than six months to invest all or substantially all of the proceeds.

STRUCTURE, PAGE 29

27. Similar to Comment 9.c, the first sentence of this section states that the Fund has features of a private fund and features of a closed-end fund that conflicts with the statement in the previous section entitled "**THE FUND**" that the Fund is a closed-end fund. Please reconcile the disclosure in these two sections.

INVESTMENT PROGRAM, Pages 30-39

28. The first paragraph of this section on **Page 30** states that the Fund intends to make investments in equity interests across a variety of infrastructure investments (*i.e.,* non-governmental infrastructure investments) and identifies different areas of possible investments. With respect to this first paragraph, please explain supplementally to the staff, and add clarifying disclosure regarding the following as appropriate:

 (a) Does the Fund intend to invest in debt securities of companies as part of its 80% policy involving Infrastructure Assets? If so, please disclose.

 (b) Does the Fund intend to invest only in non-governmental infrastructure investments as listed in the parenthetical? If so, please remove it from the parenthetical as an example into the definition and disclose.

 (c) Please confirm that the definition of Infrastructure Assets is complete and if so, please remove "such as" from the definition. If the definition is not complete, please add a comprehensive definition of Infrastructure Assets.

    (d) Please disclose how the Fund is defining "digital infrastructure", "logistics", "energy efficiency", "social and other infrastructure", and "other real assets that provide essential services to society".

29. The first sentence of the second paragraph of this section on **Page 30** defines the Fund's 80% policy. Please disclose how the Fund is determining the nexus between a given investment and the investment focus suggested by its name (*e.g.*, by an asset or revenue test). Please also supplementally explain and disclose how this nexus will be considered and applied to the Fund's investments in pooled vehicles.

30. The second sentence of the second paragraph refers to secondary opportunities and secondary investments. Please define these terms. For example, do these terms refer to direct investment in the securities of a portfolio company involved in infrastructure or to investments in private funds?

31. The second paragraph on **Page 30** also refers to Co-Investments. Please clarify whether Co-Investments are direct investments in companies engaged in the infrastructure sector or investments in private funds.

32. Please define the term a "club deal" and what the phrase "or otherwise" means in the second paragraph on **Page 30**.

33. With respect to the last sentence of the third paragraph on **Page 30**, please explain supplementally to the staff whether investments in real assets will be a principal strategy of the Fund and how (*e.g.,* derivatives, investments through a subsidiary) the Fund will obtain exposure to real assets. Please also confirm that the list of such real is complete and if so, please delete the phrase "including, but not limited to" from this sentence. The staff could have additional comments.

34. The fourth paragraph on Page 31 discloses that the Fund could invest directly in assets or through its Subsidiaries and then discloses that its investment in the "Corporate Subsidiary' will not exceed 25% of its total assets. Please clarify the disclosure to clearly disclose if this 25% limit is per subsidiary or for both. Please explain supplementally to the staff, and consider clarifying disclosure, if the 25% limit is tied to Subchapter M requirements and will apply only quarterly or if the Fund's investments in each subsidiary could exceed 25% at other times.

35. Please define the term "Lead Fund" disclosed on Page 31. Please also supplementally explain why disclosure about the Lead Fund is included in the paragraph about investments in a Subsidiary. If unrelated, please consider disclosing information about the Lead Fund in a separate paragraph.

36. Please clarify the last phrase of the first sentence of the fifth paragraph on Page 31.

37. Please reconcile the disclosure in the third sentence of the fifth paragraph on Page 31 that the Fund could exclude geographies with the previous sentence that the Fund will have a primary focus on North America and Europe/UK.

38. Disclosure in the last sentence in the fifth paragraph on **Page 31** references how the Fund "may not have any exposure to such investments" due to legal or regulatory reasons. Does that sentence refer solely to infrastructure investments in certain geographic areas? Please clarify.

39. The ninth paragraph on **Page 31** generally states that the Fund's compliance with investment limitations is usually determined at the time of investment and includes as an example changes to the market capitalization of companies. Because the Fund does not have investment limitations described in the prospectus related to the market capitalization of companies, consider tailoring this sentence to an example related to an investment restriction of this Fund.

Infrastructure Investment Types, Page 33 - 34

40. Please define what the term "or an asset" means in the first sentence of the third bullet entitled "*Direct Investments*" on **Page 33**.

Portfolio Allocation, Page 34

41. In the second paragraph of this section, please disclose the quantitative and qualitative factors the Adviser generally considers.

Hedging Techniques, Page 35

42. This section discloses that the Adviser intends to employ certain hedging techniques in an attempt to reduce certain risks. On **Page 31**, there is disclosure that the Fund "may" invest in derivatives to hedge certain risks. Please reconcile the permissive disclosure on **Page 31** with the disclosure in this section and disclose what potential risks the Adviser may seek to hedge.

Temporary Defensive Strategies, Page 35

43. The section entitled **"Temporary Defensive Strategies"** on **Page 35** discloses that the Fund may significantly alter its portfolio as a temporary defensive strategy. Please add disclosure that given the nature of the Fund's anticipated investments, the Fund may be unable to significantly alter its portfolio to respond to short term market changes.

TYPES OF INVESTMENTS AND RELATED RISK FACTORS, Pages 39 - 64

44. In the section entitled "**General Risks**", consider adding at the end of the sub-section "<u>Investment Risks</u>" on **Page 39** that the Fund's use of leverage directly and the private funds' use of leverage indirectly could magnify these investment risks.

45. Because of the high percentage of the Fund's total assets in private funds, please add consolidated risk disclosure about the risks of investments in private funds in a more prominent location than where it is currently located on **Page 51**. For example, please disclose that because private funds are not registered under the 1940 Act, they are not

subject to the same restrictions and reporting requirements of registered funds that can result, at a minimum, in lack of transparency regarding their practices, holdings and value of interests in private fund that can impact valuation of this Fund's holdings.

46. The third sentence of the section entitled *"Options"* on Page 45 states that the Fund's ability to use options as part of its Investment Program may be subject to certain risks. Please supplementally explain whether the Fund will use options and other derivatives as part of its larger Investment Program or solely for hedging purposes. If options or other derivative instruments will be used as part of the Fund's larger Investment Program beyond hedging purposes, please clarify the Fund's investment strategies as to how derivatives will be used.

47. The section entitled "*Indemnification of Private Infrastructure Investments, Investment Fund Managers and Others"* on Page 55 states that the Fund may indemnify certain Private Infrastructure Investments, Investment Fund Managers and others. As this is a specific risk associated with investing in such private funds, please add this risk to the specific risk disclosure of private funds. Please also explain supplementally to the staff whether such obligations will be extended to affiliates of the Fund. The staff could have additional comments.

48. The section entitled "<u>Inside Information</u>" on Page 60 details risks if the Fund or Private Investment or their affiliates come into possession of material non-public information. Consider whether this risk should be included as part of a general risk of investing in private funds or managers of private funds.

MANAGEMENT OF THE FUND, Pages 66 - 69

49. The section entitled "Pantheon" on Page 66 describes that the Adviser is affiliated with certain other entities organized in the UK and the United States but the portfolio managers and other personnel of the Adviser are to be completed by amendment. Please explain supplementally to the staff whether the Adviser will share personnel and resources with its different affiliated entities, which we will refer to as ":resource sharing arrangements". If the Adviser or Fund will utilize a resource sharing arrangement with its Affiliate(s) please explains supplementally to the staff the nature of any such arrangement that, at a minimum, addresses the following:

  (a) Identify whether there is a written resource sharing agreement and provide the staff with a copy of the agreement;

  (b) Identify each Affiliate that may provide investment management or trading services to the Fund;

(c) Identify the country of organization of any such Affiliate that may provide investment or trading services to the Fund, how it is affiliated with the Adviser, whether the Affiliate is a registered entity with the Commission, and identify the owners of the Affiliate;

(d) In your response, address : (i) the specific services the Affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the Affiliate's personnel and resources for investment opportunities; (iii) whether the Affiliate's personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940; (iv) whether and what fees are paid to the Affiliate; (v) whether the Affiliate is considered a fiduciary with respect to the Fund; (v) confirm that the records created by the portfolio managers required under the 1940 Act are records of the Fund and the location where they will be maintained.

(e) Please explain if Affiliates of the Adviser are providing investment or trading services to the Fund subject to an agreement, why the agreement is not an investment advisory agreement subject to the 1940 Act.

(f) Please explain if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser or any of the Adviser's Affiliates.

FEES AND EXPENSES, Pages 70 - 72

50. The second paragraph of the section entitled **"Fees and Expenses"** on **Page 70** describes a long list of expenses that the Fund bears. Given the exhaustive list of categories of expenses that the Fund will bear, consider removing the phrase "including, but not limited to" from the first sentence.

51. The fourth bullet point on **Page 70** identifies that the Fund will bear all costs associated with the "operation and registration of the Fund". Does the term "registration" of the Fund include the organizational costs of the Fund and if so, how will those costs be amortized and over what time period?

DISTRIBUTION POLICY; DIVIDENDS, Pages 73-74

52. The third full paragraph on **Page 74** discloses that distributions will be reinvested in Units of the Fund unless an investor instructs the Administrator to the contrary. Please briefly describe the following:

(a) How to obtain additional information about the Dividend Reinvestment Plan ("DRP");

(b) The method of determining the number of Units that will be distributed in lieu of a cash dividend;

(c) The income tax consequences of participating in the DRP *(i.e.,* that capital gains and income are realized even though cash is not received);

(d) How to terminate participation in the DRP and the investor rights upon termination; and

(e) If applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the Units to another broker and continue to participate in the DRP;

(f) The type and amount (if known) of fees, commissions and expenses payable by participants in the DRP; and

(g) If a cash purchase option is available under the DRP, any minimum or maximum investment requires.

REPURCHASES OF UNITS AND TRANSFERS, Pages 76 - 79

53. Please revise the section entitled **"Mandatory Redemption by the Fund"** on **Pages 77-78** to clarify that mandatory redemptions by the Fund must comply with Rule 23c-2 of the 1940 Act. Please also delete the last bullet in the list which states that the Fund may engage in a mandatory redemption "if it would be in the best interest of the Fund, as determined by the Board, for the Fund to repurchase the Units."

54. The disclosure in the third paragraph of the section entitled **"Transfer of Units"** on **Page 79** states that investors have agreed to indemnify the Fund, Sponsor, and Adviser, among others, by purchasing Units of the Fund. Please disclose that claims arising under the federal securities laws are carved out under this provision, or explain supplementally how it is appropriate for investors to waive any claims under the federal securities laws pursuant to this disclosure.

ADDITIONAL INFORMATION, Pages 91 - 93

55. This section contains disclosure regarding various provisions of the Limited Liability Agreement and Bylaws (Organizational Documents). Please review the staff's comments on these Organizational Documents below and make corresponding disclosure changes to these sections based on those comments.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL INVESTMENT RESTRICTIONS, Pages 1-2

56. The second full paragraph on Page 2 of the SAI states for purposes of the Fund's concentration policy that investments in Private Funds that invest primarily in

infrastructure assets will be treated as investments in the infrastructure industry. Please note that a fund and its adviser may not ignore the investments in affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of underlying investment companies, including private funds, when determining the Fund's compliance with its concentration policies.

57. The third full paragraph on **Page 2** describes the Fund's fundamental policy regarding periodic repurchases of Units. To comply with Rule 23c-2(b)(2), please add to the description of this fundamental policy the following:

 (a) The periodic intervals between the repurchase request deadlines;

 (b) The dates of repurchase request deadlines (or how to determine those dates); and

 (c) The maximum time between each Repurchase Request Deadline and the next Repurchase Pricing Deadline.

PART C. OTHER INFORMATION, Unnumbered

2. Exhibits

58. Please confirm that the legal opinion to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

SIGNATURE PAGE

59. Section 6(a) of the 1933 Act requires that registration statements be signed by a majority of the Trustees, and the Principal Financial or Accounting Officer. Please ensure that all future amendments are signed by the required personnel identified in Section 6(a).

EXHIBIT INDEX, FINAL PAGE (TO COME)

Exhibit (a)(2) Limited Liability Company Agreement (the Agreement")

60. In Section 3.1(c) of Article III of the Agreement, please replace the phrase "the 1940 Act" with the phrase "applicable federal securities laws".

61. In Section 3.5(a) of Article III of the Agreement, please delete the phrase "from which there is no further right to appeal" or otherwise explain how this complies with Section 17(h) of the 1940 Act.

62. Please confirm that the powers discussed in Section 3.6(f) of Article III of the Agreement does not include the Fund purchasing insurance that would indemnify any covered person from disqualifying conduct as set out in the 1940 Act or other applicable federal securities laws.

63. Section 3.8 of Article III of the Agreement purports to make members agree that the Agreement to the extent it restricts or eliminates duties (including fiduciary duties) and liabilities of officers, directors or other persons will replace such duties and liabilities existing in law or equity. We understand that Delaware law may permit a fund to eliminate or alter the fiduciary duties of trustees, shareholders, shareholders, officers or other persons and replace them with the standards set forth in the Agreement. Provisions eliminating or altering the fiduciary duties of a fund's trustees, officers, members of any advisory board, investment adviser(s), principal underwriter(s) ("fiduciary covered persons") are inconsistent with federal securities laws and the Commission's express views on such person's fiduciary duties.

   Please summarize (list the applicable provisions in the Limited Liability Agreement eliminating or altering existing duties of fiduciary covered persons) in an appropriate place in the prospectus the duties eliminated or altered by the Agreement. Please immediately follow the disclosure with a statement that nothing in the Limited Liability Agreement modifying, restricting or eliminating the duties or liabilities of trustees and other fiduciary covered persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

64. Please amend Section 8.6(c)(2) of Article VIII of the Agreement to state explicitly that this sub-section does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

65. Please amend Section 8.6(c)(3) of Article VIII of the Agreement to state explicitly that the requirement to undertake to reimburse the Fund does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

66. Please amend Section 8.6(c)(4) of Article VIII of the Agreement to state explicitly that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

67. Please amend Section 8.6(d) of Article VIII of the Agreement to state explicitly that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

68. Please rephrase Section 8.11(a) of Article VIII of the Agreement to apply solely to such member information if furnished to a member by the Fund and that is not

otherwise publicly available. Please disclose this provision in an appropriate part of the prospectus.

Exhibit 2- Bylaws

69. Please revise the first paragraph of Section 6.1 of Article VI of the Bylaws to state that the provision mandating actions in Delaware state court does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and corresponding risks of such a provision as to non-federal securities law claims (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum) and that this provision does not apply to claims arising under the federal securities laws.

70. Please revise the second paragraph of Section 6.1 of Article VI of the Bylaws to state that the reimbursement obligation for claims brought in a foreign jurisdiction do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision, the corresponding risks of such a provision as to non-federal securities law claims, and that this provision does not apply to claims arising under the federal securities laws.

GENERAL COMMENTS

71. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

72. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

73. A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

74. There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

75. If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

76. Please advise the staff of any other exemptive orders (other than the ones mentioned in previous comments) or no-action letters that the Fund intends to rely upon.

77. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (303) 324-6165.

Sincerely,

/s/ Eileen Smiley

Eileen Smiley
Senior Counsel

cc: Michael Spratt, Assistant Director
Thankam Varghese, Branch Chief